Sale of unique polished Rockwell diamond

December 5, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce the sale of an unique investment diamond recovered from its Saxendrift mine, which formed one of a pair of matching D-color, flawless clarity, diamonds with excellent cut, polish and symmetry weighing approximately 35 carats each. The diamonds were sold on auction by Christies in Hong Kong on November 27, 2011 fetching a price of $232,000 per carat including the buyer’s premium.

The 105.53 carat rough diamond was recovered from Saxendrift in October 2009 and sold into the Company’s beneficiation joint venture with Steinmetz Diamond Group. Rockwell’s share in the profit from the sale of the 35.77 carat polished diamond added a further $1.9 million to its rough sale price. In addition, two emerald cut DIF diamonds weighing 3.07 carats and 2.03 carats respectively, were produced from this rough diamond.

“This once again demonstrates the benefits of our strategic partnership with Steinmetz, which has extensive benefits for both partners,” explains James Campbell, CEO, Rockwell. “Rockwell was the first diamond producer to forge such an agreement, enabling us to participate in the downstream value created from the polishing and cutting of our stones into unique investment diamonds. At the same time it has enabled Steinmetz to secure high quality stones such as those typically produced by Rockwell.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release. Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.